

05041399

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AM 3/24/2005*

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-00833

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/04** (MM/DD/YY) AND ENDING **12/31/04** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **E*TRADE Capital Markets - Execution Services, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Place 440 South LaSalle Street Suite 3030
(No. and Street)

Chicago (City) **Illinois** (State) **60605** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James H. Rojek **312-294-7846**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

180 North Stetson (Address) **Chicago** (City) **IL** (State) **60601** (Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL


SEC MAIL PROCESSING
RECEIVED
MAR 0 2 2005
WASH. D.C. 179 SECTION

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

3/30/05

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, David L. Grove, affirm (or swear) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to E*TRADE Capital Markets – Execution Services, LLC for the year ended December 31, 2004, are true and correct. I further affirm (or swear) that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

CEO

Title



Notary Public


OFFICIAL SEAL
PAULA L. BERG
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 6-20-2006


RECD S.E.C.
MAR 02 2005
1086

E*TRADE Capital Markets—Execution Services, LLC

(formerly Dempsey & Company, LLC)
(SEC I.D. No. 8-00833)

Statement of Financial Condition as of December 31, 2004 and Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, IL 60601-6779
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Members of
E*TRADE Capital Markets—Execution Services, LLC

We have audited the accompanying consolidated statement of financial condition of E*TRADE Capital Markets—Execution Services, LLC and subsidiary, (formerly Dempsey & Company, LLC), (the "Company") as of December 31, 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of E*TRADE Capital Markets—Execution Services, LLC and subsidiary as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2005

E*TRADE CAPITAL MARKETS—EXECUTION SERVICES, LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004
(In thousands)

ASSETS

Cash and cash equivalents	$ 21,754
Cash segregated under Federal and other regulations	950
Securities Owned	8,278
Receivable from brokers, dealers, and clearing organizations	46,332
Receivable from affiliated companies	59
Furniture and equipment—net of accumulated depreciation of $958	512
Intangible assets—net of accumulated amortization of $8,522	53,298
Exchange memberships	232
Goodwill	121,881
Other	188
TOTAL	$ 253,484

LIABILITIES AND MEMBERS' EQUITY

Securities sold, not yet purchased	$ 10,251
Accounts payable, accrued and other liabilities	7,825
Payable to affiliated companies	6,893
Total liabilities	24,969
COMMITMENTS AND CONTINGENCIES (Note 12)	
MEMBERS' EQUITY	228,515
TOTAL	$ 253,484

See notes to consolidated statement of financial condition.

(In thousands, except share data)

1. ORGANIZATION AND NATURE OF OPERATIONS

Organization—The consolidated statement of financial condition include the accounts of E*TRADE Capital Markets—Execution Services, LLC (the "Company"), formerly Dempsey & Company, LLC, and its subsidiary, GVR Company, LLC ("GVR"). The name change took place on January 1, 2005. The Company is an indirect, wholly owned subsidiary of E*TRADE Financial Corporation (the "Parent").

At December 31, 2004, approximately $102,908 of assets and $19,216 of liabilities were attributable to GVR. The aggregate member's capital of GVR was $83,692 at December 31, 2004.

Nature of Operations—The Company, an Illinois limited liability company, is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers ("NASD").

The Company is a Chicago Stock Exchange ("CHX") specialist and a clearing member of the National Securities Clearing Corporation. A specialist is a broker-dealer authorized by an exchange to be a party through which all trading on the floor of the exchange is transacted. A specialist provides for a fair and orderly market for securities it is authorized to trade. The specialist must generally be ready to take the other side of a transaction when other buyers or sellers are not available. Trading gains and losses result from these activities. The Company also acts as market-maker for "over-the-counter" securities and engages in other proprietary trading activities.

During the year ended December 31, 2004, the Company acquired memberships in the CHX and certain specialist rights for $2,200.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents—The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase, that are not required to be segregated under Federal or other regulations, to be cash equivalents.

Cash Segregated Under Federal and Other Regulations—Cash has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

Securities Transactions—Securities transactions are recorded on a trade date basis. Securities owned and securities sold, not yet purchased, which consist of corporate stocks, are reported at market value. Market value is based on listed or quoted market prices.

Furniture and Equipment—Furniture and equipment are recorded at historical cost, net of depreciation. Depreciation on furniture and equipment is recorded on a straight-line basis over the estimated lives of the assets which are 5 or 7 years.

Intangible Asset—Specialist books represent a revocable license to trade and serve as a specialist for certain securities with the approval of the CHX. Specialist books are recorded at amortized cost and amortized over a period of three, four, ten or thirty years, depending on the underlying security. The Company reviews the intangibles on a quarterly basis in relation to remaining life, as well as indicators of impairment. As of December 31, 2004, no adjustments for impairment were deemed necessary.

Goodwill—Goodwill represents the excess of the amount paid over the fair value of the net assets acquired by the Parent. The Company reviews goodwill for impairment on an annual basis, or more frequently if impairment indicators arise. As of December 31, 2004, no adjustments for impairment were deemed necessary.

Exchange Memberships—Exchange memberships are recorded at cost or, if an other-than-temporary impairment in value has incurred, at a value that reflects the current market value.

Stock-Based Compensation—Eligible employees of the Company who have met certain service requirements are able to participate in the Parent's stock-based employee compensation plans, which are described more fully in Note 8. The Parent and the Company account for the plans under SFAS No. 123, *Accounting for Stock-Based Compensation*, as amended by SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure*, which encourages expensing options based on application of a fair value methodology. However, SFAS No. 123 allows the intrinsic value recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations to be applied.

Income Taxes—The Company is treated as a partnership under the Internal Revenue Code. The Company allocates taxable income or loss to the members of the Company, who are responsible for reporting the taxes thereon.

Use of Estimates—The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

3. RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), *Share-Based Payment* (the "Statement"). This Statement supercedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and its related implementation guidance. The Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods and services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The most significant change resulting from this Statement is the requirement for public companies to expense employee share-based payments under fair value as originally introduced in SFAS No. 123. This Statement is effective for public companies as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The Parent and the Company will adopt this Statement effective July 1, 2005.

4. LINE OF CREDIT

The Company has established a $26,000 line of credit with its bank to finance the Company's operations. Loans under this arrangement bear interest at the federal funds rate plus 1%. The loans are payable on demand and are collateralized by securities owned by the Company. The line of credit is revolving and was used three times during the year ended December 31, 2004. At December 31, 2004 there were no amounts outstanding under this line of credit.

5. RECEIVABLES FROM BROKER, DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from broker-dealers and clearing organizations at December 31, 2004 consist of the following:

Deposits with clearing organization	$ 5,547
Receivable under clearing agreement	26,860
Broker Dealer receivable	13,925
Total	$46,332

Deposits with clearing organizations are cash deposited with the National Securities Clearing Corp. ("NSCC") and the Depository Trust Company.

Receivable from clearing organization is for amounts receivable from trades that had not settled as of December 31, 2004.

Broker Dealer receivable includes rebates and commissions receivable from other non-affiliated brokers and dealers.

6. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934 and is required to maintain "minimum net capital" equivalent to the greater of $250 or 6-2/3% of "aggregate indebtedness," as these terms are defined.

At December 31, 2004, the Company had unconsolidated net capital, as defined, of $7,060 which was $6,770 in excess of its required net capital of $290.

GVR is also a registered broker-dealer and is subject to Rule 15c3-1 under the Securities Exchange Act of 1934 and is required to maintain "minimum net capital" equivalent to the greater of $1,000 or 6-2/3% of "aggregated indebtedness," as these terms are defined. At December 31, 2004, GVR had net capital, as defined, of $42,488 which was $41,488 in excess of its required net capital of $1,000.

7. RELATED-PARTY TRANSACTIONS

The Company received trade volume from E*TRADE Clearing LLC during the year ended December 31, 2004. At December 31, 2004, the total amount payable for order flow to E*TRADE Clearing LLC was $1,095.

The Company reimburses its Parent for certain operating expenses. As of December 31, 2004, the amount payable to the Parent for operating expenses was $5,202.

8. EMPLOYEE BENEFIT PLANS

The Parent sponsors a 401(k) plan (the "Plan") in which all employees are eligible to participate. Under the terms of the Plan, the Company matches 50% of all employees' contributions up to a maximum of 5% of compensation.

Eligible employees of the Company who have met certain service requirements are also able to participate in the Parent's stock purchase and stock option plans. The Parent's stock option plans provide for the granting of nonqualified or incentive stock options to officers and key employees of the Company for the purchase of the Parent's common stock at a price determined by the Parent's Board of Directors at the date the option is granted. The options are generally exercisable ratably over a four-year period from the date the option is granted and expire after ten years from the date of grant. At December 31, 2004, there were options outstanding to purchase 799,723 shares of the Parent's common stock at exercise prices ranging from $3.52 to $23.66 with a weighted average price of $9.73. During the year ended December 31, 2004, options to purchase 410,483 shares of the Parent's common stock at a weighted average price of $12.99 were granted to Company employees.

A summary of stock option activity is as follows:

	Number of Shares	Weighted-Average Exercise Price
Outstanding at December 31, 2003	559,594	$ 6.34
Granted	410,483	12.99
Exercised	(148,722)	5.31
Canceled	(21,632)	10.57
Outstanding at December 31, 2004	799,723	$ 9.73

The following table summarizes information on outstanding and exercisable stock options at December 31, 2004:

Option Exercise Price	Options Outstanding			Options Exercisable	
	Number Outstanding	Weighted-Average Contractual Life (Years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 3.52 - $ 3.85	143,850	8.15	$ 3.83	142,275	$ 3.83
$ 3.89 - $ 7.09	149,017	6.85	6.31	104,639	6.67
$ 7.38 - $ 10.35	108,536	8.18	10.07	26,013	10.08
$ 10.38 - $ 10.76	2,350	9.29	10.71	-	
$ 10.80 - $ 10.80	143,094	9.60	10.80	-	
$ 10.95 - $ 13.89	17,500	9.30	12.36	50	12.42
$ 14.28 - $ 14.28	126,664	9.16	14.28	-	
$ 14.35 - $ 23.66	108,712	9.34	14.70	4,707	19.04
$ 3.52 - $ 23.66	799,723	8.52	$ 9.73	277,684	$ 5.75

As permitted by SFAS No. 123, *Accounting for Stock-Based Compensation*, the Company applied APB Opinion 25 and related interpretations in accounting for its stock option plan, and accordingly does not record compensation expense on grants to employees.

The fair-value for the year ended December 31, 2004 was calculated using the Black-Scholes option pricing model and the minimum value method with the following assumptions:

Dividend yield	- %
Expected volatility	55 %
Risk-free interest rate	3 %
Expected life of option following vesting (in months)	23 %

Under SFAS No. 123, the fair value of stock-based awards to employees is calculated using option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values.

The Company's calculations are based on a multiple option valuation approach and forfeitures are recognized as they occur. The computed weighted-average fair value of option grants under SFAS No. 123 was $6.44 in 2004.

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of off-balance-sheet risk. These financial instruments include corporate equity securities. The trading of these financial instruments is conducted with other registered broker-dealers. The Company also maintains bank accounts with balances that sometimes exceed federally-insured limits. The Company's exposure to credit risk associated with counterparty nonperformance on the above financial instruments is limited to the amounts reflected in the consolidated statement of financial condition.

Securities sold, not yet purchased represent obligations of the Company to deliver specified securities at the contracted price, and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance-sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the consolidated statement of financial condition.

10. RISKS RELATING TO THE REGULATION OF THE BUSINESS

The Company's role as a specialist, at times, requires it to make trades that adversely affect its profitability. In addition, as a specialist, the Company is at times required to refrain from trading for its own account in circumstances in which it may be to the Company's advantage to trade. For example, the Company may be obligated to act as a principal when buyers or sellers outnumber each other. In those instances, the Company may take a position counter to the market, buying or selling shares to support an orderly market in the affected stocks. In order to perform these obligations, the Company holds varying amounts of securities in inventory. In addition, specialists generally may not trade for their own account when public buyers are meeting public sellers in an orderly fashion and may not compete with public orders at the same price. By having to support an orderly market,

maintain inventory positions and refrain from trading under some favorable conditions, the Company is subject to a high degree of risk. Additionally, stock exchanges periodically amend their rules and may make the rules governing the Company's activities as a specialist more stringent or may implement other changes, which could adversely affect its trading revenues.

11. CLEARING ARRANGEMENT

The Company has entered into an omnibus clearing agreement to provide clearing services for a Chicago Stock Exchange floor broker who is also a related party. Operating income earned from this arrangement was not material for the year ended December 31, 2004.

12. COMMITMENTS AND CONTINGENCIES

Operating Leases—The Company has entered into two noncancelable leases for its office premises, which expire April 30, 2005 and January 31, 2009. The future minimum annual base rent payments required under this operating lease are as follows:

Year Ending December 31	Amount
2005	$ 438
2006	381
2007	392
2008	404
2009	35
Total	$ 1,650

The lease is subject to changes in operating costs of the facility.

Legal Matters—In the ordinary course of business, the Company is subject to various claims and legal actions. In the opinion of management, the resolution of such matters will not have a material impact on the Company's consolidated financial condition and results of operations.

13. SUBSEQUENT EVENT

On January 1, 2005, the assets and liabilities of Engelman Securities, Inc. were merged into the Company.

* * * * * *

Deloitte.

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, IL 60601-6779
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

February 25, 2005

E*TRADE Capital Markets—Execution Services, LLC
440 South LaSalle Street
Chicago, Illinois 60605

To the Members of E*TRADE Capital Markets—Execution Services, LLC:

In planning and performing our audit of the consolidated financial statements of E*TRADE Capital Markets—Execution Services, LLC and subsidiary (formerly Dempsey & Company, LLC) (the "Company") for the year ended December 31, 2004 (on which we issued our report dated February 25, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation including control activities for safeguarding securities that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the Chicago Stock Exchange, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP